EXHIBIT 99.3

CAPITALIZATION

The following table sets forth our (i) cash and cash equivalents, (ii) restricted cash and (iii) consolidated capitalization as of June 30, 2016 on:

•	an actual basis; and

•	an as adjusted basis giving effect to (i) scheduled debt repayments of $46.6 million, (ii) drawdowns of $16.5 million for the financing of three of the Company’s vessels under construction and the payment of the same amount to the shipbuilding yards, (iii) drawdowns of $21.1 million for the refinancing of Arion and Andromeda, (iv) the repayment of $68.0 million and the drawdown of $60.0 million for the refinancing of Millennium, Eurochampion 2004, Euronike, (v) prepayment of $77.0 million of the pre-delivery financing of the Ulysses and the drawdown of $76.4 million, (vi) drawdowns of $74.3 million for the acquisitions of Thomas Zafiras, Leontios H, Sunray, Sunrise and the payment of $108.2 million to the shipbuilding yards, (vii) drawdown of $155.9 million for the acquisition of the Maria Energy, repayment of $52.2 million of the pre-delivery financing and payment of $119.4 million to the shipbuilding yard, (viii) the payment of $6.7 million of common dividends, (ix) the payment of $6.0 million of preferred dividends, and (x) the repurchase of 433,710 of our common shares for an aggregate sum of $2.1 million.

Other than these adjustments, there has been no material change in our capitalization from debt or equity issuances, re-capitalization or special dividends between June 30, 2016 and November 1, 2016.

This table should be read in conjunction with our consolidated financial statements and the notes thereto, “Results of Operations — Management’s Discussion and Analysis” in Exhibit 99.2 to the Report on Form 6-K to which this capitalization table is an exhibit, and “Item 5. Operating and Financial Review and Prospects,” included in our Annual Report on Form 20-F for the year ended December 31, 2015.

	As of June 30, 2016
	Actual	As Adjusted
In thousands of U.S. Dollars
Cash
Cash and cash equivalents	$253,927	$134,099
Restricted cash	8,552	8,552

Total cash	$262,479	$142,651

Capitalization
Debt:
Long-term secured debt obligations (including current portion)	$1,557,786	$1,697,035

Stockholders equity:
Preferred shares, $1.00 par value; 15,000,000 shares authorized and 2,000,000 Series B Preferred Shares, 2,000,000 Series C Preferred Shares and 3,400,000 Series D Preferred Shares issued and outstanding on an actual and as an adjusted basis	7,400	7,400
Common shares, $1.00 par value; 185,000,000 shares authorized on an actual and as an adjusted basis; 87,338,652 shares issued on an actual and as adjusted basis and 84,154,576 shares outstanding on an actual basis and 83,720,866 shares outstanding on an adjusted basis at June 30, 2016	87,339	87,339
Additional paid-in capital	752,001	752,001
Cost of treasury stock	(18,057)	(20,173)
Accumulated other comprehensive loss	(13,975)	(13,975)
Retained earnings	587,767	574,985
Noncontrolling interest	11,481	11,481

Total stockholders’ equity	1,413,956	1,399,058

Total capitalization	$2,971,742	$3,096,093

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